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                                 EXHIBIT 4.6

                              SECOND AMENDMENT
                                     TO
                              ARBOR DRUGS, INC.
                        EMPLOYEE STOCK PURCHASE PLAN

     WHEREAS, Arbor Drugs, Inc. (the "Company") has established and maintains the Arbor Drugs, Inc. Employee Stock Purchase Plan, originally effective as of May 25, 1994 (the "Plan");

     WHEREAS, pursuant to Section 16 of the Plan, the Compensation Committee of the Company's Board of Directors (the "Committee") has the right to amend the Plan at any time;

     WHEREAS, the shareholders of the Company have approved increasing by 500,000 the number of shares of the Company's common stock available for purchase under the Plan; and

     WHEREAS, the Committee desires to amend the Plan to increase the number of shares available for purchase.

     NOW, THEREFORE, by resolution of the Committee, as approved by the Company's shareholders, the Plan is hereby amended in the following respect:

     Section 4(a) of the Plan is hereby amended in its entirety to read as follows:

               (a) The Plan covers an aggregate of 1,175,000 shares of Common Stock (subject to adjustment as provided in Section 15 hereof), which may be authorized but unissued shares, reacquired shares or shares bought on the open market. If any Purchase Right that shall have been granted shall expire or terminate for any reason without having been exercised in full, the unpurchased shares of Common Stock shall again become available for purposes of the Plan, unless the Plan shall have been terminated.

Dated as of December 2, 1997